TSX: EQX NYSE-A: EQX

 NEWS RELEASE

Equinox Gold's Greenstone Project: On Schedule, On Budget

All dollar amounts shown in United States dollars unless otherwise noted

August 1, 2023 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) is pleased to provide an update on construction progress at its Greenstone Project in Ontario, Canada. The Greenstone Project is being developed as a 60/40 partnership, respectively, by Equinox Gold and Orion Mine Finance Group and will be one of the largest gold mines in Canada, with average annual gold production of more than 400,000 ounces over the first five years and more than five million ounces of gold over its initial 14-year mine life.

Greenstone Project construction progress is documented weekly in a photo gallery on Equinox Gold's website at www.equinoxgold.com and select photos are included in this news release.

Recent Highlights (at July 21, 2023 unless otherwise noted)

  Schedule - The Greenstone Project is 85% complete. A third independent quantitative risk assessment completed in Q2 2023 concluded that the Greenstone Project remains on schedule to pour gold in the first half of 2024.
  Budget - The Greenstone Project remains on track for a total spend of $1.23 billion. At June 30, 2023, $937 million (76%) of the budget had been spent (100% basis) with approximately $170 million remaining for Equinox Gold's share to fund through to project completion.
  Facilities completed - With construction of the following facilities completed, the operations team has assumed responsibility for the permanent effluent water treatment plant, truck shop, warehouse, sewage treatment plant, potable water treatment plant, pit and plant site fuel stations, reagent storage, and site mixed emulsion (explosives) plant. The new Ministry of Transportation patrol yard was turned over to the Ministry and dismantling of the old patrol yard is complete. The natural gas pipeline to site has been commissioned and is operational.
  Construction progress - All major equipment is now on site. Mechanical installations are 75% complete and electrical and piping installations are both 67% complete. Power plant construction is complete and pre-commissioning commenced in Q2 2023. The Highway 11 relocation is substantially complete and ahead of schedule, with handover planned for Q3 2023. With all auxiliary facilities now handed over to operations, the remaining construction effort is focused on completion of the process plant and tailings storage facility.
  Pre-production mining - The first two Epiroc Pit Viper 235 drill rigs and the eighth CAT 793F haul truck were commissioned during the quarter. Mine pre-production activities have been operating 24/7 since Q4 2022, with more than 10.6 million tonnes of material moved to date. The current priority for mined material continues to be supplying waste rock for the tailings storage facility and other construction activities. Mining of ore for the commissioning stockpile is expected to commence in Q4 2023.
  Commissioning and operational readiness - The commissioning team and commissioning plans are in place and operational readiness activities are underway.

Greg Smith, President & CEO of Equinox Gold, commented: "The Greenstone Project continues to advance on budget and on schedule. With most ancillary facilities complete and transferred to the operations team and construction activities 83% complete, our focus is shifting toward commissioning and operational readiness as we advance to construction completion and first gold pour in the first half of 2024, and then achieving commercial production."

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Results of Independent Quantitative Risk Assessment

Valency Inc., a global provider of construction project assurance solutions and quantitative risk assessments, completed the Greenstone Project's second quantitative risk assessment ("QRA") during Q2 2023. The QRA concluded that the schedule and budget remain achievable, and the Greenstone Project remains on track to pour gold in the first half of 2024.

An update on Greenstone 2024 operating costs and production estimates will be reported in connection with the Company's annual production and cost guidance in Q1 2024.

Greenstone Project Progress

Area	Progress to Date (at July 21, 2023 unless otherwise noted)
Total Overall Progress
  Overall project 85% complete and on schedule to pour gold in the first half of 2024
      - Detailed engineering complete
      - Procurement 87% complete
      - Construction 83% complete
  Plant site earthworks 97% complete, concrete 93% complete, structural steel 89% complete, mechanical installations 75% complete, piping installations 67% complete, electrical installations 67% complete

Safety	Strong health and safety performance with project-to-date Total Recordable Injury Frequency Rate[1] at June 30, 2023 of 3.19 per million hours worked
Budget
  Project remains on budget. At June 30, 2023:
      - 76% of total cost spent ($937 M)
      - All purchase order and construction contracts for project completion in place
- Inflationary pressures have been mitigated through favourable exchange rates and offsetting savings opportunities, or absorbed through the $177 million contingency included in the construction budget
Process Plant
  Process plant construction 75% complete
  All major equipment delivered to site
  Installation of various crushing and grinding equipment is advanced, including work on the ball mills and high pressure grinding rolls (HPGR). Crusher retaining wall complete
  Four of the six conveyors erected with the other two in process
  Structures completed in the gravity tower, acid wash, elution and carbon regeneration areas. Gold room concrete block walls completed with most electrical and mechanical equipment in place
  A significant number of subsystems in the process plant will be mechanically complete by the end of Q3 2023

Tailings Facility and Water Management	Tailings storage facility 80% complete with dams in the East and Southeast areas at the target elevation of 337.0 metres Tailings and reclaim piping and pipeline corridor installation underway

Power Plant and Electrical	Pre-commissioning activities underway; on track to be commissioned in Q3 2023 Natural gas pipeline to site complete and operational
Site Infrastructure
  Truck shop, warehouse, administration office, pit and plant site fuel stations, sewage treatment plant, potable water treatment plant, site mixed emulsion (explosives) plant, and reagent cold storage buildings complete and operational

Mobile Equipment and Mining
  Mine pre-production activities operating 24/7 and in line with plan, with more than 10.6 million tonnes of material moved to date
  Eight CAT 793F trucks, two Epiroc D65 drills, two Epiroc Pit Viper 235 drill, one Komatsu PC5500 shovel and two Komatsu D375A-8 bulldozers on site

Infrastructure Repositioning
  Highway 11 relocation ahead of schedule and near complete
  Earthworks underway for the new Hydro One Geraldton Operating Centre; completion targeted for Q1 2024. Planning for the Substation relocation in 2024 underway

Commissioning and Operational Readiness
  Commissioning team in place; managing power plant commissioning and preparing for process plant commissioning activities to begin in Q4 2023
  Plant operational readiness activities are focused on hiring, procedures, systems implementation, procurement activities to support start up, and training
  Recruitment on track with over 200 operations personnel hired to date
  Capital spares purchases complete, ordering of operating spares well advanced

1 Total Recordable Injury Frequency Rate is the total number of injuries excluding those requiring simple first aid treatment.

Remaining Project Milestones

Important construction milestones include:

  Process plant steel erection underway: June 2022
  Administration building complete: July 2022
  Delivery and assembly of pre-production fleet of four trucks and excavators: Q2-Q3 2022
  Permanent water effluent treatment plant ready for use: Q3 2022
  Commence installation of gensets in power plant, power building enclosed: Q3 2022
  Start of pre-production mining: Q3 2022
  All main buildings enclosed: Q1 2023
  Leach tanks installed: Q4 2022
  Ball mills received and installed: Q1-Q3 2023
  Highway 11 realignment complete: August 2023
  Crushers installed: Q3 2023
  Commence pre-commissioning of crushing circuit: Q4 2023
  Power plant operational: Q4 2023
  Tailing storage facility complete and ready for use: Q4 2023
  Commissioning: Q1-Q2 2024
  Gold pour: H1 2024

Equinox Gold Contacts

Greg Smith, President & CEO

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Construction Photos

Project overview - July 21

Plant site overview - July 21

Crushers and crusher area retaining wall

Conveyors between crusher and HPGR buildings

East end - ball mills

High pressure grinding rolls (HPGR) installation

Pre-leach thickener

Cable pulls on leach tanks

West end - carbon in pulp area

Power plant

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Company's ability to successfully advance construction and achieve production at Greenstone; the Company's expectations regarding construction timelines and costs for Greenstone, including its ability to manage inflationary pressures; and the Company's expectations for the operation of Greenstone, including production capabilities and future financial or operating performance. Forward-looking statements or information generally identified by the use of the words "will", "advance", "progress", "on track", "on schedule", "on budget", "remain", "plan", "continue", "expect", and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: construction and development at Greenstone being completed and performed in accordance with current expectations, including estimated capital costs; prices for energy inputs, labour, materials, supplies and services, and the impact of inflation on the same, remaining as expected; the timely delivery and commissioning of equipment; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; Greenstone Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; the ability to realize cost savings through leasing of mobile equipment; prices for gold remaining as estimated; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company's ability to work effectively with its joint venture partner; successful relationships between the Company and its Indigenous partners at Greenstone; and the Company's ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous partners; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone; legal restrictions relating to mining; increased competition in the mining industry; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated February 21, 2023 and in the section titled "Risks Related to the Business" in Equinox Gold's Annual Information Form dated February 23, 2023, both for the year ended December 31, 2022, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.